SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)* Endesa, S.A. (Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value EUR 1.20 each

Ordinary Shares, nominal value EUR 1.20 each
(Title of Class of Securities)

00029274F1 (CUSIP Number)

Acciona, S.A. Avenida de Europa, 18 Empresarial La Moraleja, Alcobendas Madrid, Spain 28108 Attention: Jorge Vega-Pinechet +34 91 663 2850

Copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Adam O. Emmerich (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 2 (the “Amendment”) amends and supplements the Statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) by Acciona, S.A. (“Acciona”) and Finanzas Dos, S.A. (“Finanzas” and together with Acciona, the “Reporting Persons”), with respect to the American Depositary Shares (the “ADSs”), each representing the right to receive one ordinary share, nominal value EUR 1.20 each (a “Share”), and Shares, of Endesa, S.A. (the “Issuer”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

             Item 4 is hereby amended to add the following supplemental information:

             On October 20, 2006, at the request of the Comisión Nacional del Mercado de Valores (the “CNMV”), the Spanish agency in charge of supervising and inspecting the Spanish stock markets and the activities of all the participants in those markets, in response to market rumors in Spain following the filing of an amendment to the Schedule 13D by the Reporting Persons on October 19, 2006 (including that the Reporting Persons were conducting negotiations with E.ON as to the Reporting Persons’ interest in the Issuer and the Issuer or had agreed or were going to agree to sell their interest in the Issuer), Acciona filed with the CNMV an Hecho Relevante, or current report, relating to the Reporting Persons’ interest in the Shares and the Issuer.

             In substance, consistent with the Reporting Persons’ prior statements in the Schedule 13D, the Hecho Relevante stated that Acciona reiterated its firm intention to become a key shareholder of the Issuer, and also reiterated that Acciona had not reached any agreement whatsoever with E.ON, nor did Acciona contemplate selling its interest in the Issuer, and that any news or rumor to the contrary lacked all foundation.

             An English translation of this Hecho Relevante is attached hereto as Exhibit 99.2 and is incorporated herein by reference. All Hechos Relevantes filed by Acciona and other reporting persons with the CNMV are available on the internet at http://www.cnmv.es/english/index_e.htm under the “Significant events and other communications” tab.

The information set forth in Item 6 below is hereby incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

             Item 5 is hereby amended to add the following supplemental information:

             The information set forth in Item 4 above and 6 below is hereby incorporated in this Item 5 by reference.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

              In addition to the financing arrangements described under Item 3 above (such description being hereby incorporated in this Item 6 by reference), Finanzas and Banco Santander have entered into a number of Total Return Swaps relating to a total of 101,983,965 Shares or 9.63% of the outstanding Shares. Each Total Return Swap is evidenced by a confirmation under a Master Agreement dated as of September 25, 2006. These agreements are attached hereto as Exhibits 10.4 and 10.5 and are incorporated herein by reference.

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     Each Total Return Swap (a) entitles Finanzas to receive from Banco Santander, on the “Closing Date”, the market value as of the “Valuation Date” (December 29, 2006, or such other time as provided pursuant to the terms of the Total Return Swaps) of the number of Shares (“N”) to which such Total Return Swap relates, and (b) obligates Finanzas to pay to Banco Santander on the Closing Date an amount equal to N multiplied by the Trade Price for such Total Return Swap. Additionally, Finanzas will pay Banco Santander an amount equivalent to interest earned at one-month EURIBOR plus 25 basis points on the amounts payable by Finanzas on the Closing Date, and Finanzas will receive from Banco Santander any dividends actually paid by the Issuer on the shares covered by the Total Return Swaps. The “Closing Date” for the Total Return Swaps is the third business day after the Valuation Date, at which point the agreements provide that they will be settled in cash. Acciona has guaranteed the performance of Finanzas’ obligations under the Total Return Swaps. The Total Return Swaps neither give Finanzas or Acciona the right to acquire, dispose of or vote, nor require Banco Santander to hold, dispose of or vote, any Shares or ADSs. Finanzas has also agreed to pay to Banco Santander a commission in connection with the Total Return Swaps, in an amount equal to 0.9% with respect to the value of the first 5% tranche and 1.0% with respect to the value of the next 5% tranche. The date on which each of the Total Return Swaps was entered into, the effective date of each of the Total Returns Swaps, N, the number of shares to which each Total Return Swap relates, the Trade Price for each Total Return Swap, and the amount Finanzas is obligated to pay Banco Santander on the Closing Date for each of the Total Return Swaps is set forth in the table below.

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				Amount Finanzas is
				obligated to pay Banco
		Number of Shares to		Santander on the Closing
		which the Total		Date
	Effective	Return Swap
Trade Date	Date	Relates (“N”)	Trade Price	(N x Trade Price)

9/25/2006	9/26/2006	39,089,488	EUR 32.00	EUR 1,250,863,616.00

9/27/2006	9/27/2006	13,953,993	EUR 34.79	EUR 485,459,416.47

10/3/2006	10/3/2006	1,363,592	EUR 33.59	EUR 45,803,055.28

10/4/2006	10/4/2006	5,536,028	EUR 33.95	EUR 187,948,150.60

10/5/2006	10/5/2006	8,466,349	EUR 33.95	EUR 287,432,548.55

10/6/2006	10/6/2006	1,600,000	EUR 33.90	EUR 54,240,000.00

10/9/2006	10/9/2006	3,671,735	EUR 33.95	EUR 124,655,403.25

10/10/2006	10/10/2006	3,430,824	EUR 33.94	EUR 116,442,166.56

10/11/2006	10/11/2006	2,650,000	EUR 33.93	EUR 89,914,500.00

10/12/2006	10/12/2006	1,830,435	EUR 33.98	EUR 62,198,181.30

10/13/2006	10/13/2006	8,712,000	EUR 34.18	EUR 297,776,160.00

10/16/2006	10/16/2006	2,064,786	EUR 34.00	EUR 70,202,724.00

10/17/2006	10/17/2006	2,114,735	EUR 34.00	EUR 71,900,990.00

10/19/2006	10/19/2006	7,500,000	EUR 34.50	EUR 258,750,000.00

     Other than as described in this Item 6 and Items 3, 4 and 5 of this Schedule 13D, neither Acciona nor Finanzas has any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated as follows:

10.1	English Translation of Bridge Credit Contract, dated September 26, 2006, between, Finanzas Dos, S.A. as guaranteed party, Acciona, S.A as guarantor, Banco Santander Central Hispano, S.A. as financing entity.*

10.2	English Translation of Bridge Credit Commitment, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A.*

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10.3	English Translation of Commitment Letter, dated September 26, 2006, from Banco Santander Central Hispano, S.A. to Acciona, S.A. and Finanzas Dos, S.A and related Term Sheets. *

10.4	International Swaps and Derivatives Association, Inc. Master Agreement, dated as of September 25, 2006, between Banco Santander Central Hispano, S.A. and Finanzas Dos, S.A. (with Confirmations dated September 25, 2006, September 27, 2006, October 3, 2006, October 4, 2006, October 5, 2006, October 6, 2006, October 9, 2006, October 10, 2006 and October 11, 2006).*

10.5	Confirmations with respect to the Total Return Swaps entered into on October 12, 13, 16, 17 and 19, 2006.

99.1	Complaint filed on October 12, 2006 by E.ON AG and E.ON Zwölfte Verwaltungs GmbH against Acciona, S.A. and Finanzas Dos, S.A. (Civil Action No. 06 CV 8720).*

99.2	Hecho Relevante filed on October 20, 2006 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores.

______________________________________
* Previously filed with Amendment No. 1 to the Schedule 13D.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2006

ACCIONA, S.A.

By: /s/ Jorge Vega-Penichet
Name:	Jorge Vega-Penichet
Title:	Company Secretary

FINANZAS DOS, S.A.

By: /s/ Vicente Santamaria de Paredes Castillo
Name:	Vicente Santamaria
de Paredes Castillo
Title:	Company Secretary

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